Exhibit 99.5
Notice of Change in Corporate Structure
Pursuant to Section 4.9 of National Instrument 51-102
1.	Names of the Parties to the Transaction
EnCana Corporation (“EnCana”), the holders of common shares of EnCana (“EnCana Shareholders”), 7050372 Canada Inc. (“7050372”) and Cenovus Energy Inc. (“Subco”) completed a plan of arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act on November 30, 2009.
2.	Description of the Transaction
Pursuant to the Arrangement, 7050372 and Subco amalgamated with the resulting amalgamated corporation being named “Cenovus Energy Inc.” (“Cenovus”).

The Arrangement resulted in the division of EnCana into two highly focused and independent publicly traded energy companies — one (Cenovus) an integrated oil company focused on enhanced oil recovery supported by established crude oil and natural gas plays and the other (EnCana) a pure-play natural gas company focused on the development of unconventional resources in North America.

The assets transferred, directly or indirectly, to Cenovus in connection with the Arrangement included, among others, the following:
(a)	those assets associated with EnCana’s Integrated Oil Division, which included all of the Canadian upstream and U.S. downstream assets within the integrated oil business with ConocoPhillips as well as other bitumen interests and natural gas assets located in the Athabasca area. The Integrated Oil Division contains two key crude oil resource plays: (i) Foster Creek; and (ii) Christina Lake;

(b)	those assets associated with EnCana’s Canadian Plains Division, which included the majority of EnCana’s legacy oil and natural gas assets in southern Alberta and Saskatchewan, crude oil and natural gas development and production activities in Alberta and Saskatchewan, the Shallow Gas key resource play contained within the Suffield, Brooks North and Langevin areas, and the key enhanced oil recovery resource plays located at Pelican Lake and Weyburn; and

(c)	those assets associated with the foregoing businesses, including marketing, corporate and office space (including a proportionate share of The Bow office project).
Pursuant to the Arrangement, each EnCana Shareholder (other than a dissenting shareholder) received one new common share of EnCana (which continued to be represented by EnCana common share certificates outstanding prior to the Arrangement becoming effective) and one Cenovus common share (a “Cenovus Common Share”) for every EnCana common share held. In aggregate, 751,273,307 Cenovus Common Shares were issued pursuant to the Arrangement.
3.	Effective Date of the Transaction

November 30, 2009.

4.	Names of each Party, if any, that ceased to be a Reporting Issuer subsequent to the Transaction and of each Continuing Entity

As a result of the Arrangement, Cenovus became a reporting issuer in every province and territory in Canada.

EnCana continues to be a reporting issuer in every province and territory in Canada.
5.	Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

The first financial year-end subsequent to the Arrangement for Cenovus will be December 31, 2009.
6.	Periods, Including Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year Subsequent to the Transaction

Cenovus will be required to file audited financial statements for the year ended December 31, 2009.
7.	Documents filed under this Instrument that described the transaction and where those documents can be found in electronic format

The Arrangement is described in the Information Circular of EnCana dated October 20, 2009, which was filed on SEDAR at www.sedar.com.

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